

April 11, 2011

Mr. Jeff J. Kaminski
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

      Re: **KB Home**
             Form 10-K for the fiscal year ended November 30, 2010
             Filed January 31, 2011
             File No. 1-9195

Dear Mr. Kaminski:

We have reviewed your response letter dated March 29, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended November 30, 2010

Consolidated Financial Statements
Note 14. Commitments and Contingencies, page 80

1. We note your response to our prior comment two. Please explain to us how the line items: homes identified in 2009; homes identified in 2010; and revision to estimated repair costs, in the roll-forward provided in your letter dated March 8, 2011 reconcile to related captions in the overall warranty roll-forward provided in your Form 10-K. Also, please explain to us, and clarify in future filings, how you determined your overall warranty liability at each reporting date since August 31, 2009 was sufficient, particularly in light of the increases in the estimated repair costs related to homes you identified with defective drywall before and after that date. Please help us better understand how and why you essentially concluded that your general warranty liability was over-accrued.

Note 15. Legal Matters, page 81

2. We note your response to our prior comment three and have the following additional comments:

   - We note you provided your estimate of the fair value of the South Edge land you may acquire on a per acre basis. Please also provide us the total fair value amounts at November 30, 2009 and 2010 and at February 28, 2011 based on the number of acres you may acquire.

   - Please provide us a more specific and comprehensive discussion regarding how you determined that the fair value of the South Edge land decreased from $138,000 per acre at November 30, 2010 to $127,000 per acre at February 28, 2011. In this regard, it is unclear if the decrease is reflective of the costs you would incur to develop the land and build and sell houses on the land.

   - Please clarify how and why you determined that selling the land without further development was no longer an alternative strategy.

   - Please provide us a more specific and comprehensive discussion regarding how you considered local market conditions in determining whether residential development at South Edge was a feasible strategy. In this regard, please address the significant assumptions you used including the timeframe for development and anticipated selling prices and compare those assumptions with current market conditions.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief